FOR IMMEDIATE RELEASE
                         Via Facsimile - 1 page total
                         CONTACT:  Maja D. Larson
                         206-623-1635 x108



     SEATTLE, WASHINGTON, March 28, 1995 --- Todd
Shipyards Corporation ("Todd" or the "Company") has announced that the Company's Chief Financial Officer,
David K. Gwinn, has left Todd to pursue other opportunities. Mr. Gwinn will continue to provide consulting services to the Company through November
30, 1995.